

August 28, 2012

<u>Via U.S. Mail</u>
Ms. Charmaine King
President, Chief Executive Officer, Chief Financial Officer, and Director
Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper, UT 84020

> **Re:** **Gold and GemStone Mining Inc.**
> **Current Report on Form 8-K**
> **Filed May 4, 2012**
> **File No. 333-165929**

Dear Ms. King:

We issued comments to you on the filing on May 30, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 12, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings that it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director